Exhibit 99.3

For immediate release
February 16, 2010

Press Release

NWT Uranium Corp Receives Approval For
Exploration on Property in Central Vietnam

Toronto, Ontario – NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF, Frankfurt: NMV) (“NWT” or “The Company”) is pleased to announce that it has been granted approval to conduct preliminary survey and exploration work on the highly prospective Quang Tri Copper Property (the “Property”) in central Vietnam. The Property is located along the historically proven Sepon structure which extends from Central Vietnam into Cambodia and Laos. With the Gold and Copper Laos Sepon Mine only 60 km away, the Property is expected to have a large geochemical footprint. The Sepon Mine was recently sold by Oz Minerals (Formerly Oxiana Limited) to China Minmetals. After conducting due diligence in Vietnam, NWT management feels that exploration work is warranted.

The Quang Tri Copper Project in Quang Tri Province is underlain by Devonian to Carboniferous aged sediments intruded by porphyry and other granitoids. Several extensive gold and gold-copper occurrences associated with the granitoid intrusives are known on the property making this a prime target for Sepon-like gold-copper deposits. The producing Sepon Mine in Laos has resources in excess of 3 million ounces gold and 1.8 million tons of copper metal.

NWT’s CEO John Lynch is very excited about the potential the property has to host a significant copper/gold deposit and believes it has the possibility of being very positive for building shareholder value. Under the supervision of Anton Esterhuizen, NWT’s technical team is already present in Vietnam working with local experts and have commenced preliminary exploration on the property by evaluation of the known gold-copper mineral deposits while simultaneously conducting surveys of a more regional nature to identify new mineral deposits.

Contact and Information

Nadir Mirza, Investor Relations
Tel.: (416) 504-3978
nmirza@nwturanium.com
www.nwturanium.com